Exhibit 4(c)

ESCROW AGREEMENT

THIS ESCROW AGREEMENT (this “Agreement”), dated as of December 12, 2013 is made by and among Hawaiian Electric Industries, Inc., a Hawaii corporation (the “Company”), the Shareholder Services Division of the Company in its capacity as “Administrator” under the Hawaiian Electric Industries, Inc. Dividend Reinvestment and Stock Purchase Plan, as in effect from time to time (the “Plan”), and Central Pacific Bank, a corporation having trust powers, in its capacity as escrow agent (the “Escrow Agent”). As used in this Agreement, the term “Administrator” shall mean the Shareholder Services Division of the Company or any other person or entity designated by the Company from time to time.

WHEREAS, the Company wishes to engage the Escrow Agent for the purpose of receiving certain funds designated for the purchase of common stock of the Company pursuant to the Plan, and for the purpose of depositing and holding such funds in an escrow account until it receives written instructions from the Administrator to release and distribute the funds in accordance with the written instructions;

WHEREAS, the Escrow Agent has agreed to act as escrow agent and to receive, hold and distribute the funds in accordance with and subject to the terms and conditions of this Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Creation of Escrow Account; Compensation. The Company and the Administrator hereby create with the Escrow Agent an interest bearing escrow account (the “Escrow Account”), to which certain dividends declared and paid by the Company, initial cash investments and optional cash investments will be promptly forwarded, deposited and held, pending investment in common stock of the Company pursuant to the Plan (or will be returned to investors in the manner instructed by the Administrator if common stock is not purchased within prescribed periods). The proceeds held in the Escrow Account are for the benefit of participants in the Plan in accordance with this Agreement. Any interest or other earnings on principal amounts shall belong to the Company. The Company shall pay to the Escrow Agent reasonable compensation for all services rendered by Escrow Agent, and reasonable expenses incurred by Escrow Agent pursuant to this Agreement, as agreed to by the Company and the Escrow Agent from time to time. Initially, the Company shall pay monthly to the Escrow Agent a fee of $250.00 with the understanding that disbursements for the investment in common stock of the Company shall be generally limited to the average of two per month. The monthly escrow fee is fixed for two years.  Any changes to the monthly escrow fee after such time are subject to mutual agreement by the parties.

2. General Duties and Powers of Escrow Agent. The Escrow Agent shall keep accurate and detailed records of the receipts, disbursements and other transactions affecting the Escrow Account, provide monthly account statements for such account summarizing the transactions, shall maintain such account statement records for a period of not less than two (2) years, and shall furnish the Company with such further information as may be reasonably requested by the Company (or Administrator) from time to time. Upon receiving written instructions from the Administrator, the Escrow Agent shall make disbursements from the Escrow Account at such times, to such persons (including the Company, the broker-dealer appointed by the Company and Plan participants), and in such amounts, as the Administrator shall direct. The Escrow Agent shall not be liable for any loss sustained by reason of any act or omission of the Escrow Agent pursuant to this Agreement in the absence of gross negligence, willful misconduct or material breach of this Agreement on the part of the Escrow Agent. The Company agrees to indemnify and hold harmless the Escrow Agent against any and all claims, causes of action, liabilities, lawsuits, demands and damages, including without limitation, any and all court costs and reasonable attorneys’ fees, in any way related to or arising out of or in connection with this Agreement or any act or omission pursuant hereto, except to the extent caused by the gross negligence, willful misconduct, or material breach of this Agreement on the part of the Escrow Agent. The Escrow Agent shall have and shall discharge only the duties specifically set forth in this Agreement, shall not have any implied duties, and shall not be deemed to be a trustee or fiduciary. The obligations of the Company under this paragraph shall survive the termination of this Agreement.

3. Resignation and Removal; Successor. The Escrow Agent may resign its duties by delivering its written resignation to the Administrator. Such resignation shall be effective upon the earlier of the following dates: (a) the appointment of a successor escrow agent, as provided below; or (b) ninety (90) days after delivery of the written resignation to the Administrator. The Escrow Agent may be removed by the Administrator at any time, with or without cause, upon not less than thirty (30) days written notice to the Escrow Agent. The appointment of a successor escrow agent shall be accomplished by and shall take effect upon the delivery to the resigning or removed Escrow Agent, as the case may be, of (i) a written instrument appointing the successor escrow agent, executed by the Administrator and consented to by the Company, and (ii) an acceptance in writing, executed by the appointed successor escrow agent. Upon the appointment of the successor escrow agent, the resigning or removed Escrow Agent shall transfer and deliver all funds in the Escrow Account and any Escrow Account information reasonably requested to the successor escrow agent; provided, however, that if upon the effective date of the Escrow Agent’s resignation a successor escrow agent has not been appointed, the Escrow Agent may transfer and deliver all funds in the Escrow Account and any Escrow Account information reasonably requested to the Administrator.

4. Termination. This Agreement may be terminated by the Administrator and the Company at any time by written notice given to the Escrow Agent by the Administrator and the Company with instructions as to the disposition of any funds or other property then remaining in the Escrow Account.

5. Notices. Any notices or other communications required or permitted hereunder shall be sufficiently given if personally delivered or if sent by registered mail or certified mail, postage prepaid, or by facsimile, if to the Escrow Agent, to Central Pacific Bank, 1030 Makolu Street, Pearl City, Hawaii 96782, Facsimile: (808) 544-5674, Attention: Leeward Commercial Banking or, if to the Company or the Administrator, to Hawaiian Electric Industries, Inc., P.O. Box 730, Honolulu, Hawaii 96808-0730, Facsimile: (808) 532-5868, Attention: Shareholder Services. Any such notice shall be deemed to have been given as of the date personally delivered or transmitted by facsimile, or five (5) business days after the date mailed. Any party hereto may change its address for purposes of this Section by written notice given in the manner provided above.

6. Confidentiality and Information Security.

(a)                                 Escrow Agent agrees to keep, maintain, secure from others and not to disclose or cause or permit to be disclosed, including but not limited to disclosure to other departments of Escrow Agent or to other companies for solicitation or other commercial purposes, any information in any form concerning the identity of participants, their ownership interests in the Company or the Plan or any financial, account or other personally identifiable information concerning participants (any and all such information is herein referred to as “Participant Information”) that may come into the possession of Escrow Agent by reason of this Agreement. Participant Information shall be accessed and used only in connection with Escrow Agent’s performance of its duties set forth in this Agreement and for no other purpose.  Escrow Agent shall not share, disclose, provide or permit access to Participant Information to, or allow Participant Information to be shared, disclosed, provided or accessed by, any of its agents, representatives, affiliates, sub-contractors, employees, shareholders, officers or directors (all of the foregoing collectively referred to as “Representatives”), except for those Representatives who are assisting Escrow Agent in performing its duties set forth in this Agreement and to such Representatives solely on an as needed basis.  Escrow Agent shall require its Representatives to comply with the restrictions of this Agreement with respect to Participant Information and shall require any third-party Representative to execute a confidentiality agreement containing restrictions no less stringent than those contained in this Section 6 prior to any Participant Information being shared, disclosed, or provided to any third party Representative or any third party Representative being permitted to access Participant Information.  Escrow Agent agrees that it will be responsible for any breach of this Section 6 by its Representatives.  Upon the termination of this Agreement or appointment of a successor escrow agent, the Escrow Agent agrees to transfer and deliver all Participant Information to the Administrator or successor escrow agent in accordance with the Administrator’s instructions and to destroy any reproductions or copies made thereof, regardless of the medium in which such copies or reproductions are maintained, provided, however, that Escrow Agent may retain certain copies of documents to satisfy regulatory requirements upon which the confidentiality obligations of this Agreement shall continue to apply.  Escrow Agent may disclose Participant Information as may be required by law or court order, provided however that Escrow Agent shall provide Company and Administrator reasonable notice of such disclosure and the opportunity to review the disclosure before it is made and to seek any appropriate protective order and/or take any other action.

(b)                                 Escrow Agent agrees that it has (or shall implement prior to Company or Administrator sharing, disclosing or providing Participant Information to Escrow Agent or permitting Escrow Agent to access Participant Information) and shall maintain throughout the term of this Agreement appropriate measures consistent with industry standards designed to ensure the security and confidentiality of Participant Information, to protect against any anticipated threats or hazards to the security or integrity of Participant Information, and to protect against unauthorized access to or use of Participant Information that could result in substantial harm or inconvenience to Participants, the Company or the Administrator.  Company and Administrator shall annually receive written confirmation acceptable to Company that Escrow Agent has satisfied its obligations under this Section 6(b).

(c)                                  Escrow Agent agrees to notify the Administrator immediately in writing in the event a system or area containing Participant Information is compromised or unauthorized access is detected.  Such notice may be delayed where a law enforcement agency has determined that notification will interfere with a criminal investigation.

(d)                                 The obligations imposed on Escrow Agent by Sections 6(a) and 6(c) of this Agreement shall survive and continue beyond the term, termination, cancellation or expiration of this Agreement.

7. Miscellaneous. This Agreement is made and shall be construed and enforced in accordance with the laws of the State of Hawaii. This Agreement is not assignable by the Escrow Agent. This Agreement sets forth the entire understanding of the parties with respect to the subject matter hereof, except for any other account agreements relating to or connected with the Escrow Account and rules governing such agreements. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. No failure or delay by either party in exercising any right, power or remedy under this Agreement shall operate as a waiver of any such right, power or remedy. This Agreement may be executed in any number of counterparts, each of which shall be deemed as original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have duly executed this Escrow Agreement as of the date first above written.

Hawaiian Electric Industries, Inc.		Central Pacific Bank

By:	\s\ JAMES A. AJELLO	By:	\s\ JEROME TSUDA
Name:	James A. Ajello	Name:	Jerome Tsuda
Title:	Executive Vice President & Chief Financial Officer	Title:	Vice President

By:	\s\ GREG C. HAZELTON
Name:	Greg C. Hazelton
Title:	Vice President — Finance, Treasurer & Controller

Shareholder Services Division of Hawaiian Electric Industries, Inc. as Administrator of the HEI Dividend Reinvestment and Stock Purchase Plan (HEI/DRIP)

By:	\s\ LAURIE LOO-OGATA
Name:	Laurie Loo-Ogata
Title:	Director, Shareholder Services